STATEMENT OF INVESTMENTS

Dreyfus Treasury & Agency Cash Management

April 30, 2008 (Unaudited)

U.S. Treasury Bills--24.7%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
8/21/08	1.28	200,000,000	199,209,778
8/28/08	1.29	690,000,000	687,072,269
9/4/08	1.30	500,000,000	497,733,750
9/18/08	1.25	2,500,000,000	2,487,945,417
Total U.S. Treasury Bills (cost $3,871,961,214)			**3,871,961,214**

Repurchase Agreements--75.5%			
Banc of America Securities LLC dated 4/30/08, due 5/1/08 in the amount of $500,026,111 (fully collateralized by $96,961,900 U.S. Treasury Bonds, 6%-10.625%, due 8/15/15-2/15/26, value $127,238,527 and $358,504,500 U.S. Treasury Notes, 3.50%-4.875%, due 11/15/08-2/15/17, value $382,761,527)	1.88	500,000,000	500,000,000
Banc of America Securities LLC dated 4/30/08, due 5/1/08 in the amount of $801,042,275 (fully collateralized by $949,819,248 Government National Mortgage Association, 4.50%-7.71%, due 12/15/21-9/15/49, value $817,020,000)	1.90	801,000,000	801,000,000
Barclays Financial LLC dated 4/30/08, due 5/1/08 in the amount of $150,007,917 (fully collateralized by $114,559,600 U.S. Treasury Notes, 3.50%, due 1/15/11, value $153,000,132)	1.90	150,000,000	150,000,000
Barclays Financial LLC dated 4/30/08, due 5/1/08 in the amount of $1,000,054,167 (fully collateralized by $3,921,428,840 Government National Mortgage Association, 4%-10%, due 11/15/08-4/20/38, value $1,020,000,001)	1.95	1,000,000,000	1,000,000,000
BNP Paribas dated 4/30/08, due 5/1/08 in the amount of $1,170,061,750 (fully collateralized by $142,351,200 U.S. Treasury Bonds, 6.25%, due 8/15/23, value $172,275,949 and $889,986,300 U.S. Treasury Notes, 2%-2.50%, due 1/15/16-7/15/16, value $1,021,124,125)	1.90	1,170,000,000	1,170,000,000
Credit Suisse (USA) Inc. dated 4/30/08, due 5/1/08 in the amount of $200,010,667 (fully collateralized by $641,522,000 U.S. Treasury Strips, due 2/15/25-5/15/37, value $204,002,224)	1.92	200,000,000	200,000,000
Credit Suisse (USA) Inc. dated 4/30/08, due 5/1/08 in the amount of			

$1,550,083,958 (fully collateralized by $2,338,799,248 Government National Mortgage Association, 4.50%-8%, due 6/15/09-11/15/43, value $1,581,001,792)	1.95	1,550,000,000	1,550,000,000
Deutsche Bank Securities			
dated 4/30/08, due 5/1/08 in the amount of $1,100,059,583 (fully collateralized by $1,037,677,100 U.S. Treasury Bonds, 5%-12%, due 8/15/08-5/15/37, value $1,122,000,018)	1.95	1,100,000,000	1,100,000,000
Deutsche Bank Securities			
dated 4/30/08, due 5/1/08 in the amount of $1,026,055,860 (fully collateralized by $1,468,059,723 Government National Mortgage Association, 4.50%-7%, due 12/15/17-4/20/38, value $1,046,520,000)	1.96	1,026,000,000	1,026,000,000
Goldman, Sachs & Co.			
dated 4/30/08, due 5/1/08 in the amount of $125,000,868 (fully collateralized by $93,345,000 U.S. Treasury Bonds, 2.375%-3.625%, due 1/15/25-4/15/28, value $127,500,109)	0.25	125,000,000	125,000,000
Goldman, Sachs & Co.			
dated 4/30/08, due 5/1/08 in the amount of $25,001,250 (fully collateralized by $23,245,000 U.S. Treasury Notes, 2%, due 4/15/12, value $25,500,085)	1.80	25,000,000	25,000,000
Greenwich Capital Markets			
dated 4/30/08, due 5/1/08 in the amount of $250,013,194 (fully collateralized by $252,934,000 U.S. Treasury Notes, 3.13%-3.63%, due 4/30/13-5/15/13, value $255,001,759)	1.90	250,000,000	250,000,000
HSBC USA Inc.			
dated 4/30/08, due 5/1/08 in the amount of $200,010,722 (fully collateralized by $152,084,000 U.S. Treasury Bonds, 6%-7.875%, due 2/15/21-2/15/26, value $204,001,712)	1.93	200,000,000	200,000,000
J.P. Morgan Chase & Co.			
dated 4/30/08, due 5/1/08 in the amount of $536,028,884 (fully collateralized by $1,413,787,187 Government National Mortgage Association, 4.50%-8.50%, due 6/15/08-10/15/49, value $546,724,055)	1.94	536,000,000	536,000,000
Lehman Brothers Inc.			
dated 4/30/08, due 5/1/08 in the amount of $1,199,033,306 (fully collateralized by $709,981,000 U.S. Treasury Bonds, 6%-8.75%, due 5/15/17-2/15/26, value $973,834,525 and $249,875,000 U.S. Treasury Notes, 2.125%, due 4/30/10, value $248,783,053)	1.00	1,199,000,000	1,199,000,000
Merrill Lynch & Co. Inc.			
dated 4/30/08, due 5/1/08 in the amount of $1,386,074,690 (fully collateralized by $2,439,167,740 Government National Mortgage Association, 5%-7.50%, due 12/20/28-4/15/38, value $1,413,722,710)	1.94	1,386,000,000	1,386,000,000
Morgan Stanley			

dated 4/30/08, due 5/1/08 in the amount of $400,020,778 (fully collateralized by $777,001,000 U.S. Treasury Strips, due 11/15/21-11/15/22, value $411,890,197)	1.87	400,000,000	400,000,000
UBS Securities LLC			
dated 4/30/08, due 5/1/08 in the amount of $229,012,341 (fully collateralized by $671,404,000 U.S. Treasury Strips, due 5/15/25-8/15/34, value $233,581,053)	1.94	229,000,000	229,000,000
Total Repurchase Agreements (cost $11,847,000,000)			**11,847,000,000**
Total Investments (cost $15,718,961,214)		**100.2%**	**15,718,961,214**
Liabilities, Less Cash and Receivables		**(.2%)**	**(25,040,217)**
Net Assets		**100.0%**	**15,693,920,997**

At April 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157),
Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.
Level 1 - quoted prices in active markets for identical securities.
Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 - significant unobservable inputs (including fund's own assumption in determining the fair value of investments).
The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. For example, money market securities are valued using amortized cost, in accordance with rules under the Investment Company Act of 1940. Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained from a quoted price in an active market, such securities are reflected as Level 2.
The following is a summary of the inputs used as of April 30, 2008 in valuing the fund's assets carried
at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments* ($)
Level 1 - Quoted Prices	0	0
Level 2 - Other Significant Observable Inputs	15,718,961,214	0
Level 3 - Significant Unobservable Inputs	0	0
Total	15,718,961,214	0

*Other financial instruments are derivative instruments not reflected in the Portfolio of Investments, such as futures, forwards and swap contracts, which are valued at the unrealized appreciation/depreciation on the instrument.